Exhibit 99.1

BY-LAW NO. 2

Being a By-law Relating Generally to the Conduct of the Business and Affairs of
ROYAL STANDARD MINERALS INC.

By-Law No. 1 is  repealed and replaced as follows:

ARTICLE 1

INTERPRETATION

1.1           Definitions:

   In the bylaws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, as from time to time amended, re-enacted or replaced;

“Board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means Royal Standard Minerals Inc.; and

“meeting of shareholders” includes an annual meeting of shareholders and/or a special meeting of shareholders, and includes a meeting of shareholders of any class or series of any class of  securities of the Corporation.

Save as aforesaid and/or unless the context otherwise requires, words and expressions defined or otherwise used in or for purposes of the Act have the same meanings when used herein.

In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, a limited liability company, an unlimited liability company, trust, executor, administrator or legal representative or other entity and any number or aggregate of persons.

ARTICLE 2
DIRECTORS

2.1           Calling of Meetings:

  Meetings of the Board shall be held from time to time at such time and at such place, within or outside Canada, as the Board, the chair of the Board, the chief executive officer, the president or any two directors may determine.

2.2           Notice of Meeting:

   Notice of the time and place of each meeting of the Board shall be given to each director not less than 48 hours before the time when the meeting is to be held and may be delivered personally or may be given by mail, facsimile and/or any electronic means of communication.   Notwithstanding the foregoing, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.  Notwithstanding the foregoing, notice of the meeting shall not be necessary if all of the directors are present, and none objects to the holding of the meeting, or if those absent have waived in any manner notice, or have otherwise signified their consent to the holding, of such meeting.  Notice of an adjourned meeting is not required if the time and place of the adjourned meeting is announced at the original meeting.

2.3           Chair:

   The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chair of the Board, chief executive officer or president.  If no such officer is present or the Board determines that it is more appropriate to select an alternate chair, the directors present shall choose one of their numbers to be chair or such other officer, as the case may be.

2.4           Quorum:

   Subject to the provisions of the Act, the directors may establish the quorum of directors for the transaction of business by the Board.  Until established as aforesaid, a majority of the number of directors in office shall constitute such quorum.

2.5           Votes to Govern:

   At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

ARTICLE 3
OFFICERS

3.1           Appointment and Duties of Officers:   The Board shall annually, or as often as may be required, designate such offices of the Corporation, including the chair of the Board, chief executive officer, chief financial officer (or treasurer), president and corporate secretary, as necessary, and appoint such other officers as they may consider advisable.  None of such officers, other than the chair of the Board, if any, need be a director of the Corporation.  The officers shall perform such duties as may be specified, from time to time, or pursuant to a delegation of authority from the directors.  All officers shall be subject to removal by the directors at any time.

ARTICLE 4
INDEMNIFICATION

4.1           Indemnification of Directors and Officers:

    Subject to the provisions hereof and the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative or investigative or other proceeding in which the individual is involved because of that association with the Corporation or such other entity, to the full extent permitted by law, provided:

(a)
the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interest of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds to believe that the individual’s conduct was lawful

4.2           Advance of Costs:   The Corporation shall advance moneys to an individual referred to in the above Section 4.1 for the reasonable costs, charges and expenses incurred by such individual in connection with a proceeding referred to in the above section. Such individual shall repay the moneys advanced by the Corporation if such individual does not fulfil the conditions set out in clauses 4.1(a) and (b) above.

4.3           Indemnification Agreements and Insurance:   The Corporation is authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law and may purchase and maintain insurance against the risk of its liability to indemnify pursuant to this provision.

4.4           Right of Indemnity Not Exclusive:

   The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

4.5           No Liability of Directors or Officers for Certain Matters:

   To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for:  (i) the acts, receipts, neglects or defaults of any other director or officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation; (iv) the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom or which any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited; (vi) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

ARTICLE 5
MEETINGS OF SHAREHOLDERS

5.1           Meetings of shareholders:

   Meetings of shareholders shall be held at such time and, subject to the Act, at such place, within or outside Canada, as the Board, the chair of the Board, the chief executive officer or the president may from time to time determine.

5.2           Chair, Secretary and Scrutineers:

5.3            The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the Board, chief executive officer, chief financial officer, president or a vice-president.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  If the corporate secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

5.4           Persons Entitled to be Present:

   The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provisions of the Act, other applicable law or the articles to be present at the meeting.  Any other person maybe admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

5.5           Meetings by Electronic or Other Means:

   If the directors of the Corporation call a meeting of shareholders, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, web casting or other similar means that permit all participants to communicate adequately with each other during the meeting.  The Corporation is under no obligation to provide telephonic, electronic or other communication facility for any shareholder to participate in a meeting and the Board may provide such telephonic, electronic or other communication facility in its sole and absolute discretion.

5.6           Quorum:

  Subject to the provisions of the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to vote at the meeting.

5.7           Votes to Govern:

   At any meeting of shareholders every question shall, unless otherwise required by the Act or the articles, be determined by a majority of the votes cast on the question, in case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

5.8           Electronic Voting:   If the Corporation chooses to make available a telephonic, electronic or other communication facility, in accordance with the Act, that permits shareholders to vote by means of such facility then, notwithstanding any other provision of this by-law, any vote may be held, in accordance with the Act, entirely by means of such facility.

ARTICLE 6
PAYMENTS

6.1           Payments of Dividends and Other Distributions:   Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine.  The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made.  Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs.  In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct.  The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

6.2           Non-Receipt of Payment:    In the event of non-receipt of any payment made as contemplated by Section 6.1 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount.  The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, inducing terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

6.3           Unclaimed Dividends:     To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of six years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.

ARTICLE 7
EXECUTION OF DOCUMENTS AND FINANCIAL YEAR

7.1           Execution of Documents:

   Unless modified or restricted by a resolution or resolutions of the Board, contracts, documents or other instruments in writing requiring execution by the Corporation may be signed manually, by facsimile or electronic signature, and must be signed by any two of the following:  a director, chair of the Board, chief executive officer, chief financial officer, president, vice-president or corporate secretary.  All documents so signed shall be binding upon the Corporation without any further authorization or formality.  For greater certainty, notwithstanding this provision, the Board is authorized from time to time, by resolution, to appoint any officer or officers, director or directors, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing, and any such contracts, documents or instruments contemplated by such resolution shall be executed only as contemplated by that resolution.

Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures.

7.2           Banking Arrangement:   Unless modified or restricted by a resolution or resolutions of the Board, the banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations and under such agreements, instructions and delegations of powers as the Board may from time to time prescribe, and any one or more officers or directors as the Board may designate shall have the authority to appoint bankers, authorize facsimile signatures on cheques, authorize signing officers to sign, endorse or deposit cheques, bills of exchange and similar documents, and attend to any other matters related to the Corporation's dealings with its bankers.

7.3           Financial Year:    The financial year of the Corporation ends on such date of each year as the directors determine from time to time and, unless otherwise determined, shall be January 31.

ARTICLE 8
NOTICES

8.1           Giving of Notice:

   Any notice or other document, including electronic documents, to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail, by facsimile, or by any electronic or other communication facility (provided that the recipient thereof has consented, pursuant to the Act, to receive such notice or document in such form), or may be delivered personally to, the person to whom it is to be given or sent at the persons latest address as shown in the records of the Corporation or in any notice filed in accordance with the provisions of the Act.  The Board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation.  Any notice with respect to any shares registered in more than one name may, if more than one address appears on the records of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

8.2           Omissions and Errors:                                              The accidental omission to give any notice to any shareholder, directors, officer, auditor or other persons, or the non-receipt of any notice by any such persons or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

ARTICLE 9
MISCELLANEOUS

9.1           Invalidity of Any Provisions of This By-Law:

   The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

ARTICLE 10
EFFECTIVE DATE AND REPEAL

10.1           Effective Date:

   This by-law shall come into force when made by the Board in accordance with the Act, but is subject to confirmation or rejection at the next meeting of shareholders.

10.2           Repeal:

   All previous by-laws of the Corporation are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal.  All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the Board with continuing effect passed under any repealed by-law shall continue to be valid until amended or repealed.

____________________________________________

ENACTED by the Board of Directors on December 12, 2011.

CONFIRMED by the shareholders of the Corporation on January 11, 2012.

“Paul G. Smith” Chairman	“George Duguay” Secretary